UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2024

Commission File Number: 000-53826

PLASTEC TECHNOLOGIES, LTD.

(Translation of registrant’s name into English)

c/o Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒   Form 40-F ☐

On November 29, 2024, the board of directors of Plastec Technologies, Ltd. (the “Company”) approved the declaration and timing of a special cash dividend to shareholders of $0.35 per share. The dividend will be paid on or about December 20, 2024 to shareholders of record as of the close of business on December 13, 2024.

Additionally, on November 29, 2024, Viewmount Development Limited, the Company’s wholly-owned subsidiary (“Viewmount”), disposed of all of its equity interests of Sun Line Industrial Limited, one of its dormant wholly-owned subsidiaries (“Sun Line”), to an independent third party for an aggregate payment of approximately HKD4.65 million, which is roughly equivalent to the net book value of Sun Line. The determination to dispose of Sun Line was made in an effort to streamline the group’s organizational structure given its limited operations at this time. The sale also allowed Viewmount to dispose of Sun Line in a more efficient and quicker manner than if it had sought to formally dissolve and liquidate Sun Line under applicable Hong Kong law.

On November 29, 2024, the Company issued a press release announcing the foregoing. The press release is included with this Report of Foreign Private Issuer on Form 6-K as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

Exhibit No.	Description

99.1	Press release dated November 29, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 29, 2024

PLASTEC TECHNOLOGIES, LTD.

By:	/s/ Kin Sun Sze-To
Name:	Kin Sun Sze-To
Title:	Chief Executive Officer